Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP’S PRESIDENT AND CEO, JOSÉ BOISJOLI, TO RETIRE BY THE

END OF THE FISCAL YEAR AFTER 22 YEARS AT THE HELM OF THE

CORPORATION

Valcourt, Quebec, May 29, 2025 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today announced that, after 22 years as President and Chief Executive Officer, José Boisjoli has informed the Board of Directors (“Board”) of his intention to retire by the end of the fiscal year, at which time he will also step down from his role as Chair of the Board. During his tenure, Mr. Boisjoli spearheaded BRP’s remarkable growth story, from a Bombardier spin-off to a publicly traded, global leading Powersports OEM. As part of an ongoing succession plan, BRP’s Board is conducting a search for the Corporation’s next President and CEO. Mr. Boisjoli will continue to lead BRP until the appointment of his successor.

In 2003, Mr. Boisjoli, who was then President of the Snowmobile and Watercraft division of Bombardier, became President and CEO of BRP on the day it became a standalone company. Mr. Boisjoli laid out his vision for the making of BRP as we know it today. Under his leadership, the Corporation diversified its product portfolio, dealer and distributor network and manufacturing footprint, propelling its growth and more than tripling its revenue1. With seven product lines covering every single season, BRP’s Powersports market share increased threefold1 over the past two decades: today, one out of every three products sold worldwide carries the BRP logo.

“Leading BRP has never been a job: it’s been a work of passion and a true honor,” said José Boisjoli, President and CEO of BRP. “During my 36-year career at BRP, I have had the privilege to shape its DNA alongside brilliant minds and talented people who have relentlessly pushed the limits of innovation to offer the best experiences to our riding communities. Reflecting on my journey, I am proud that we have proven ourselves capable of changing the name of the game within the Powersports industry and built a strong organization that is well positioned for the long-term. I am grateful for everyone who contributed to BRP’s success.”

“On behalf of the Board, I want to thank José for guiding BRP on a tremendous path of growth and diversification over the past 22 years, and for his stewardship of the business,” said Barbara Samardzich, Lead Director of BRP’s Board of Directors. “He has led with purpose and vision, implementing impactful strategies that have resulted in strong value creation and significant returns for shareholders. José has surrounded himself with a seasoned executive team and, together, they will continue driving the business plan and facilitate a smooth transition to a new CEO, when the time comes.”

In a separate press release issued today, BRP announced its financial results for the first quarter of fiscal year 2026. The Corporation will hold a conference call and live webcast to discuss these results at 9:00 a.m. Eastern Daylight Time, followed by its Annual and Special Meeting of Shareholders conducted by live webcast at 11:00 a.m.

1 All information with respect to the evolution of the Company since 2003 has been determined on the basis of internal calculations using the information reasonably available to BRP, including for the period of time during which the Company was private.

Forward-Looking Statements

Certain statements included in this press release, including statements relating to the expected timeline for retirement and transition to a successor, statements relating to BRP’s position for long-term success, and statements relating to the executive team and their ability to drive the business plan and facilitate a smooth transition, constitute “forward-looking statements” within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes” “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements, by their nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including the risk factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR+ at sedarplus.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release are made as of the date of the press release (or as of the date they are otherwise stated to be made), and are subject to change after such date and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines. Headquartered in Quebec, Canada, BRP had annual sales of CA$7.8 billion from over 130 countries and employed approximately 16,500 driven, resourceful people as of January 31, 2025.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

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Émilie Proulx	Philippe Deschênes
Media Relations	Investor Relations
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philippe.deschenes@brp.com